FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 20, 2004

Commission File Number [             ]

Telefónica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles, S.A. Quarterly Result.

Telefónica Móviles Results

•      Strong increase in commercial activity in all areas of operations, with 4Q03 seeing the highest quarterly organic growth in Telefónica Móviles Group’s history:

•      Positive results of the Christmas campaigns, with net adds of over 4.2MM customers in 4Q03.

•      In December alone, Telefónica Móviles increased its customer base by over 2.7MM.

•      Telefónica Móviles ended 2003 with over 52MM managed customers, an increase of over 10.6MM customers compared to 2002 (+25.7%).

•      The Group´s operators lead market growth in their areas of operations.

•      Consolidation of leadership in Spain, both in terms of customers and traffic:

•      Against a particularly commercially active backdrop, Telefónica Móviles España (TME) recorded net adds of 553 thousand customers in 4Q03.

•      In 2003, TME’s customer base increased by 7% to 19.7MM customers, with a significant advance in contract weighting to 40.3% (35.2% in 2002).

•      Solid growth in usage ratios with year over year growth of 18.2% in the total of minutes carried on TME’s network.

•      Sustained increase in ARPU, which in 2003 was 3.7% higher than in 2002, boosted both by higher voice (+3.0%) and data (+8.8%) ARPU.

•      In Brazil, Vivo beat its competitors with the launch of the Christmas campaign and set the market pace:

•      Vivo recorded net adds of approximately 2.2MM new customers in 4Q03, with an estimated share of adds of 50.2% in the quarter, despite the increasing competitive environment.

•      Commercial offer based on leadership in innovation, with significant progress in data services, which already account for 3.3% of VIVO’s service revenues in 4Q03.

•      Telefónica Móviles México beat all commercial targets set initially, achieving a sound position to capture a significant part of the potential growth in the Mexican market:

•      Sharp rise in commercial activity in the last months of 2003, acquiring close to 580 thousand new customers in December and 725 thousand customers in 4Q03 (191 thousand in 3Q03).

•      GSM coverage in 96 cities in December 2003.

•      The number of points of sale was tripled from the beginning of the year, exceeding 6,200 points at the end of the year.

•      Acceleration in year-over-year growth in operating revenues to 10.2% (+7.0% in 9M03), with a total volume of €10,070MM in 2003:

•      Solid service revenues growth (+8.5% vs. 2002 compared to +7.1% in 9M03), despite the strong growth in customer base.

•      Assuming constant exchange rates and excluding the impact of the acquisition of TCO, revenues would have grown 14.1% in 2003 year-over-year.

•      TME’s operating revenues increased by 10.7% vs. 2002, driven by the positive performance of service revenues (+9.9% vs. 9.1% in 9M03).

•      The operating revenues from consolidated Latin American operators show a year-over-year increase, in euros, of 12.1%, and 27.7% stripping out the impact of exchange rates and the incorporation of TCO to the consolidation perimeter.

•      Significant increase in EBITDA to €4,463MM in 2003 (+19.5% vs. 2002):

•      Sustained growth in EBITDA in 4Q03 (+22% vs. 4Q02), despite increased commercial activity.

•      Enhanced operating efficiency, with a consolidated EBITDA margin of 44.3% in 2003, 3.4 p.p. higher than in 2002.

October-December	1
2003

Telefónica Móviles Results

•      Consolidated net income of €1,608MM in 2003, enabling the company’s Board of Directors to propose payment of a gross dividend of €0.1838 per share against 2003 results:

•      Excluding the impact of the net extraordinary provisions booked in 2002, net income would have increased by over €202MM in 2003 (+14.4% vs. 2002) boosted by higher operating results.

•      TME’s Board of Directors will propose the payment of a gross dividend of €0.1838 per share for approval at the next Annual General Shareholders’ Meeting. The proposed dividend represents a total amount of €796MM, an increase of 5% compared to the previous year, in line with the company’s commitment. The dividend payment date proposed is June 2004.

•      Growing internal cash generation and financial strength:

•      High efficiency in capex, amounting to 12% of consolidated revenues, despite the rollout of the GSM network in Mexico.

•      Free cash flow[1] generation in 2003 was almost 21% higher than in 2002 amounting to €2,184MM.

•      Consolidated net financial debt fell by 27% compared to 2002, in spite of the changes to the Group’s consolidation perimeter, which have been more than offset by internal cash flow generation.

•      Ratio of financial net debt to EBITDA of 1.1x in 2003, vs. 1.9x in 2002.

[1]	Consolidated Free Cash Flow = EBIT (1-t) + Amortization – Capex – Capitalized Opex.

October-December	2
2003

Telefónica Móviles Results

The financial statements for 2003 reflect the real composition of the Telefónica Móviles Group, with no difference from the corresponding information for this year submitted to the CNMV (the Spanish SEC).

The financial statements and management discussions for 2002 appearing in this report refer to proforma data (Combined Pro-forma Financial Statements), which could give rise to differences with respect to the corresponding information submitted to the CNMV. For a correct understanding of this report, a reconciliation of the pro-forma financial information for 2002 and that included in the public information submitted on a regular basis to the CNMV has been carried out.

The financial statements for 2002 were prepared on the assumption that all companies in which Telefónica Group held a stake as of 1 January 2002, and which as of 31 December 2002 had been transferred and/or sold to Telefónica Móviles, are included in Telefónica Móviles Group financial statements from the moment of their incorporation to Telefónica Group.

The consolidated financial statements for Telefónica Móviles Group do not include the mobile operators of Chile and Puerto Rico managed by Telefónica Móviles.

As regards changes in the consolidation perimeter in the last 12 months, we would highlight the following:

•      Telefónica Móviles’ stake in the share capital of Grupo Pegaso Telecomunicaciones, acquired in September 2002, has been fully consolidated since 4Q02.

•      On 27 December 2002, Brasilcel, the Joint Venture with Portugal Telecom in which each of the partners has a 50% stake, was constituted by transferring 100% of both Groups’ direct and indirect shareholdings in various Brazilian cellular operators –TeleSudeste Celular, CRT Celular and TeleLeste Celular by Telefónica Móviles and Telesp Celular Participaçoes and an additional stake in CRT Celular by Portugal Telecom–. From this date Telefónica Móviles Group’s financial statements include the consolidation of Brasilcel[2] using the proportional integration method.

•      After the agreement reached with Terra Lycos in 1Q03 for the restructuring of Terra Mobile, Telefónica Móviles consolidates 100% of this company in its financial statements. This company had already been fully consolidated since September 2001.

•      After the acquisition of 61.10% of the ordinary shares with voting rights –equivalent to 20.37% of the total share capital– of Tele Centro Oeste Celular Participaçoes, S.A. (“TCO”) through Telesp Celular Participaçoes, S.A., TCO has been fully consolidated in Brasilcel’s financial statements since 1 May 2003.

•      The sale of 100% of Telefónica Mobile Solutions’ to TS Telefónica Sistemas SA, a company belonging to Telefónica Group, took place in June, with effect from March 2003. Since that date, it is not integrated within Telefónica Moviles’ consolidation perimeter.

•      In July 2003 Medi Telecom carried out a capital increase, as a result of which Telefónica Móviles increased its stake to 32.18%.

•      Following the acceptance of the takeover bid by TCP on TCO’s ordinary shares with voting rights held by minority shareholders, TCP has increased its shareholding in TCO to 86.58% of ordinary shares –which represents 28.87% of total share capital (not including treasury stock).

•      In December, 2003, Telefónica Móviles sold its Austrian subsidiary, 3GMobile Telecommunicans GmbH, to the mobile operator Mobilkom Austria. As of that date, the subsidiary no longer forms part of the consolidation perimeter of the Group.

[2]	And accordingly, Tele Sudeste Celular, CRT Celular, Tele Leste Celular, Telesp Celular Participaçoes (which incorporates Tele Centro Oeste Participaçoes since May 2003)

October-December	3
2003

Telefónica Móviles Results

For an easier understanding of Telefónica Móviles’ financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its consolidated financial statements in each period, are provided.

Economic ownership

	December		Consolidation method
	2003	2002	4Q 2003	4Q 2002
T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
Brasilcel [1]	50.00%	50.00%	Proportional method	Proportional method
TCP Argentina	97.93%	97.93%	Full consolidation	Full consolidation
TEM Perú	97.97%	97.97%	Full consolidation	Full consolidation
T. Móviles México [2]	92.00%	92.00%	Full consolidation	Full consolidation
TEM El Salvador	90.26%	90.26%	Full consolidation	Full consolidation
TEM Guatemala	100.00%	100.00%	Full consolidation	Full consolidation
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
IPSE 2000 (Italy)	45.59%	45.59%	Equity method	Equity method
3G Mobile (Austria) [3]	—	100.00%	–	Full consolidation
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom [4]	32.18%	31.34%	Equity method	Equity method
TM Interacciona	100.00%	80.00%	Full consolidation	Full consolidation
M-Solutions [5]	—	100.00%	–	Full consolidation
Mobipay España	13.33%	13.33%	Equity method	Equity method
Mobipay International	36.00%	36.00%	Equity method	Equity method
TmAs	100.00%	100.00%	Full consolidation	Full consolidation

[1]        Joint Venture which fully consolidates TeleSudeste Celular, Celular CRT, TeleLeste Celular, Telesp Celular Participaçoes. From May 2003 Telesp Celular Participaçoes includes the stake acquired in Tele Centro Oeste Participaçoes.

Brasilcel’s stake in subsidiaries: TeleSudeste Celular 83.88%; Telesp Celular Participaçoes 65.12%; CRT Celular 49.57%; TeleLeste Celular 27.7% and Tele Centro Oeste Participaçoes 18.8%.

[2]        From December 2002, and backdated to September 2002, Telefónica Móviles México has been fully consolidated.

[3]        After the disposal of 3G Mobile to Mobilkom Austria, with effect from December 2003 this company is not integrated within Telefónica Móviles’ consolidation perimeter.

[4]        Telefónica Móviles’ stake increased to 32.18% after Medi Telecom’s capital increase in July 2003.

[5]        After the disposal of M-Solutions, with effect from March 2003, this company is not integrated within Telefónica Móviles’ consolidation perimeter.

October-December	4
2003

Telefónica Móviles Results

Average exchange rates
					January-December
					2003	2002
Argentina (€ / Argentinean Peso)					3.324	2.982
Brazil (€ / Brazilian Real)					3.454	2.752
El Salvador (€ / Colon)					9.875	8.242
Guatemala (€ / Quetzal)					8.969	7.370
Mexico (€ / Mexican Peso) [1]					12.681	9.714
Peru (€ / Peruvian Nuevo Sol) [1]					3.910	3.311

[1] Calculated as USD/ local currency closing exchange and cumulative €/ USD average exchange Closing exchange rates
					January-December
					2003	2002
Argentina (€ / Argentinean Peso)					3.701	3.534
Brazil (€ / Brazilian Real)					3.649	3.705
El Salvador (€ / Colon)					11.051	9.176
Guatemala (€ / Quetzal)					10.142	8.135
Mexico (€ / Mexican Peso)					14.191	10.814
Peru (€ / Peruvian Nuevo Sol)					4.375	3.686

Telefónica Móviles Group Conciliation with the Consolidated Income Statement Audited figures
					In milion Euros

	Consolidated Proforma Figures		Statutory Figures		Differences
	January-December		January-December		January-December
	2003	2002	2003	2002	2003	2002
Operating revenues	10,070.3	9,139.8	10,070.3	9,061.1	0.0	78.7
EBITDA	4,462.9	3,735.8	4,462.9	3,709.3	0.0	26.5
Operating profit	3,042.3	2,419.4	3,042.3	2,411.4	0.0	8.0
Net income before minority interests	1,586.8	(8,088.5)	1,586.8	(8,093.8)	0.0	5.3
Net income	1,607.9	(3,724.5)	1,607.9	(3,730.7)	0.0	6.2
Recurring Net income [1]	1,607.9	1,405.8	1,607.9	1,399.6	0.0	6.2

[1]	Excludes the impact of net extraordinary provisions associated with the write-downs of assets and the provision for associated restructuring costs accounted in 2002.

October-December	5
2003

Telefónica Móviles Group

Telefónica Móviles Group Consolidated Income Statement
Audited figures	In million Euros
	January - December		% Change	October - December		% Change
	2003	2002		2003	2002
Operating revenues	10,070.3	9,139.8	10.2	2,766.5	2,310.8	19.7

EBITDA	4,462.9	3,735.8	19.5	1,094.2	897.0	22.0

Operating profit	3,042.3	2,419.4	25.7	745.8	569.4	31.0

Income before taxes	2,477.3	(10,219.3)	c.s.	565.0	(6,800.3)	c.s.

Net income before minority interests	1,586.8	(8,088.5)	c.s.	341.2	(4,062.1)	c.s.

Net income	1,607.9	(3,724.5)	c.s.	350.3	198.7	76.3

Recurring Net income [1]	1,607.9	1,405.8	14.4	350.3	426.9	(17.9)

Free Cash Flow [2]	2,184.4	1,805.8	21.0	266.1	209.7	26.9

Outstanding shares (million)	4,330.6	4,330.6	—	4,330.6	4,330.6	—
Net income per share	0.37	€-0.86 €	c.s.	0.08	€0.05	€76.3
Recurring Net Income per Share [3]	0.37	€0.32	€14.4	0.08	€0.10	€(17.9)
FCF per share [4]	0.50	€0.42	€21.0	0.06	€0.05	€26.9
Proposed dividend per share [6]	0.1838	€0.1750	€5.0

[1] Excludes the impact of net extraordinary provisions associated with the write-downs of assets and the provision for associated restructuring costs accounted in 2002.
[2] Free Cash Flow = EBIT (1- t) + Amortization - Capex - Capitalized opex
3 In 2002, net Income before extraordinary provisions, net of taxes, due to write-downs of assets and the provision for associated restructuring costs, per share.
[4] Free Cash Flow per share
[5] Proposed dividend, and approved by the Annual General Shareholders’ Meeting, was payed in june 2003

Telefónica Móviles reported net income in 2003 of €1,607.9MM vs. losses of €3,724.5MM registered in 2002. Excluding the impact of the net extraordinary provisions booked in 2002, the Group would have reported a year-over-year net income increase of 14.4%.

These results are the consequence of a solid operating performance in a year shaped by strong commercial activity in main areas of operations, especially in the second half of the year, reflecting Telefónica Móviles’ high organic growth profile.

Strong growth in operating revenues and EBITDA, coupled with capex efficiency, enabled consolidated free cash flow generation[3] in the year of €2,184MM (+21% vs. 2002), despite the rollout of the Group’s GSM network in Mexico along 2003.

Key aspects of these results are listed below:

•     Sharp growth in operating revenues of 10.2% year-over-year, to €10,070MM for the year. We would highlight the acceleration in growth of operating revenues since the beginning of the year, with an increase in 4Q03 of 19.7% vs. 4Q02 compared with year-over-year growth of 15.4% in 3Q03.

Assuming constant exchange rates and excluding the impact of the acquisition of TCO, revenues would have grown 14.1% in 2003 year-over-year.

(3)    Consolidated Free Cash Flow = EBIT (1- t) + Amortization - Capex - Capitalized opex

Consolidated revenue growth was mainly driven by the increase in the customer base. Telefónica Móviles increased its managed customer base by more then 10.6MM in 2003, a year-over-year growth above 25% (15.8% excluding TCO). Noteworthy was the strong commercial activity during the Christmas campaign in all countries of operations, achieving net adds of over 4.2MM customers in 4Q03, marking the largest quarterly organic growth in the Group’s history. Telefónica

October-December	6
2003

Telefónica Móviles Group

Móviles ended 2003 with more than 52MM managed customers.
Growth of the customer base and higher traffic carried on the Group operators’ networks led to an 8.5% year-over-year increase in service revenues in 2003 (vs. +7.1% in 9M03) to €8,872MM.

By geographical areas, operating revenues at Telefónica Móviles España (TME) totalled over €7,495MM, a year-over-year increase of 10.7% in 2003 and 16.4% in 4Q03, driven by the strong commercial activity in the last quarter. Service revenues performed strongly, increasing 9.9% in 2003 (+9.1% in 9M03 and 12.4% in 4Q03) driven by growth in both the customer base (+6.8%) and ARPU (+3.7%).

Operating revenues from the Latin American operators accounted for 26% of Group revenues in 2003, and showed a year-over-year increase of 12.1% in euros. Excluding the impact of exchange rates and the incorporation of TCO into the Group’s consolidation perimeter, these revenues would have shown growth of 27.7% vs. 2002.

•        Control of operating expenses, which grew nearly 5 p.p. less than revenues despite the increased   commercial activity. We would highlight the decrease in personnel expenses, which fell 11%, representing   4.8% of operating revenues in 2003, compared with 6.0% in 2002.

•        Group consolidated EBITDA in 2003 reached €4,463MM, 19.5% higher than in 2002. Excluding the   impact of exchange rates and the incorporation of TCO into the Group’s consolidation perimeter, EBITDA   would have shown growth of 20.6% vs. 2002.

With EBITDA growing faster than revenues, the consolidated EBITDA margin advanced 3.4 p.p. from 2002 to 44.3%.

On a quarterly basis, EBITDA in 4Q03 was 22.0% higher than in 4Q02, leading to an EBITDA margin of 39.6%, an advance in nearly 1 p.p. vs. 4Q02, despite registering 5.2 times more net adds in 4Q03. The decline in the margin in 4Q03 vs. 3Q03 was due to increased commercial activity in the last quarter of the year.

EBITDA for TME for the year 2003 rose 12.9%, leaving an EBITDA margin of 52.6% (+1.p.p. in the last 12 months).

EBITDA for the Group’s consolidated Latin American subsidiaries, assuming constant exchange rates and excluding TCO’s incorporation into the Group’s consolidation perimeter, rose 4.7% vs. 2002, fuelled by higher EBITDA in Brazil and Argentina, which offset the negative contribution from operations in Mexico after the heavy commercial efforts made during the year –brand launch, increased distribution channel, introduction of GSM service. However, in euros they show a year-over-year decline of 2.3% (-13.6% in 9M03).

As regards non-operating items, we would highlight:

•        Profit from associated companies improved, as losses from companies consolidated by the equity   method decreased by 49%, mainly due to the 61% decrease in losses attributable to the Group through its   stake in IPSE 2002 (-€38MM) and the improvement in Médi Telecom results (-€38MM attributable to   Telefónica Móviles; -31% vs. 2002).

•        Increase of 19.6% in net financial expenses, due mostly to changes in the consolidation perimeter. It must   also be remembered that in 1H02 the financial expenses associated with the acquisition of a UMTS licence in   Germany were capitalized.

Consolidated net financial debt at the end of December 2003 stood at €5,087MM, 27% lower than at the end of 2002. This was mostly the result of strong internal cash flow generation, despite the changes in the Group’s consolidation perimeter in the last 12 months.

Proportionate net financial debt at the end of the year stood at €5,799MM (-25% vs. December 2002).

October-December	7

2003

Telefónica Móviles Group

•      Increase in goodwill amortisation (+16.8% vs. 2002) due to the changes in the consolidation perimeter mentioned above.

•      It must be highlighted that no significant extraordinary items were booked in 2003.

In 2003, capex for Telefónica Móviles totalled €1,214MM, a 32% year-over-year increase, mostly deriving from the rollout of the GSM network in Mexico, which required capex of €483MM. Capex in other countries of operations was virtually unchanged from the year before.

Regarding capitalized expenses in 2003, only the provision for the spectrum fee assigned to Telefónica Móviles España for the future operation of UMTS technology was recorded (€22.4MM).

October-December	8
2003

Significative Events

The following significant events took place during the last few months:

•      In December, TME announced the elimination of the MoviLine analogue service from December 31, 2003.

•      In Mexico, a decree was published in December reforming the Law on the Special Tax on Production and Services, by virtue of which telecommunications services are no longer liable for this tax.

October-December	9
2003

Telefónica Móviles Group

Market Size
											In thousands

				Total [1]			Managed [2]			Equity [3]
				December		% Change	December		% Change	December		% Change
				2003	2002		2003	2002		2003	2002
Spain and Mediterranean Basin
Subscribers				21,721	20,013	8.5%	21,721	20,013	8.5%	20,324	18,914	7.5%
Pops				72,613	71,591	1.4%	72,613	71,591	1.4%	52,224	51,274	1.9%
Latin America
Subscribers				27,846	19,345	43.9%	30,290	21,363	41.8%	12,534	9,700	29.2%
Pops				316,412	282,217	12.1%	335,674	301,309	11.4%	209,128	203,978	2.5%
TOTAL
Subscribers				49,566	39,358	25.9%	52,011	41,376	25.7%	32,858	28,614	14.8%
Pops				389,025	353,807	10.0%	408,287	372,900	9.5%	261,352	255,251	2.4%

[1]        Includes total customers from all operators in which Telefónica Móviles holds an economic participation. 2003 figures include TCO. Excludes Chile and Puerto Rico.

[2]        Total subscribers plus the subscribers of managed companies in Chile and Puerto Rico.

[3]        Total subscribers weighted by the economic interest held in each company. In 2003 includes the equity subscribers in TCO. Excludes Chile and Puerto Rico.

Results by geographic regions

Audited figures											In million Euros

	REVENUES						EBITDA
	January- December		% Change	October-December		% Change	January-December		% Change	October-December		% Change
	2003	2002		2003	2002		2003	2002		2003	2002
Spain	7,495.5	6,770.0	10.7%	2,028.3	1,741.9	16.4%	3,940.8	3,490.3	12.9%	973.9	883.2	10.3%
Latinamerica [1,2]	2,568.9	2,291.5	12.1%	739.3	552.6	33.8%	579.1	592.9	-2.3%	117.7	58.5	101.2%
Rest and intragroup sales [3]	5.9	78.3	-92.4%	-1.1	16.3	c.s.	-57.0	-347.4	-83.6%	2.6	-44.7	c.s.
TOTAL	10,070.3	9,139.8	10.2%	2,766.5	2,310.8	19.7%	4,462.9	3,735.8	19.5%	1,094.2	897.0	22.0%

[1]        Includes financial data from Grupo Pegaso Telecomunicaciones from September 2002.

[2]        2003 figures include data for Brasilcel-the Joint Venture with Portugal Telecom- including TCO from May 2003. 2002 figures include data for TeleSudeste Celular, CRT Celular and TeLeste Celular.

[3]        After the halting of UMTS operations in Europe, for comparison purposes financial data of 2003 and 2002 are included in this item.

October-December	10
2003

Business performance by geographic region

Spain

•      Intensified commercial efforts in TME, which has led the growth in the market in 4Q03, with net adds close to 553 thousand customers.

•      Sustained results from prepaid to contract migration and customer loyalty programs.

•      Solid growth in voice usage and positive evolution in data services revenues, leading to a year-over-year growth over 3% in ARPU.

•      Consolidation of the acceleration in service revenues’ growth, boosting operating revenues.

•      Excellence in operations.

T. Móviles España
					In thousands
					December		% Change
					2003	2002
Subscriber Data
Total subscribers					19,661	18,412	6.8%
Prepaid					11,731	11,937	-1.7%
Contract					7,930	6,475	22.5%
Equity Subscribers					19,661	18,412	6.8%
Audited figures	In million Euros
	January-December		% Change		October-December		% Change
	2003	2002			2003	2002
Financial Data
Operating revenues	7,495.5	6,770.0	10.7%		2,028.3	1,741.9	16.4%
EBITDA	3,940.8	3,490.3	12.9%		973.9	883.2	10.3%
EBITDA Margin	52.6%	51.6%	1.0	p.p	48.0%	50.7%	-2.7	p.p

In 2003, the Spanish cellular market grew by nearly 4MM new customers, reaching more than 37.5MM customers by the end of 2003 (+12% vs. 2002). This led to an estimated penetration rate of 88.1% at the end of 2003, 8.3 p.p. higher than in 2002.

Particularly noteworthy was the fact that approximately one-third of the annual customer growth came in 4Q03.

Against this backdrop, TME ended 2003 with more than 19.6MM customers, 7% more than in 2002, reinforcing its position as the undisputed leader of the Spanish market, with an estimated market share of 52.4%. In 4Q03, the Company stepped up its commercial efforts, registering net adds of 553 thousand customers, leading the market growth in the quarter.

As regards prepaid to contract migrations, the volume in 4Q03 (more than 357 thousand) was the largest in the Company’s history, with total migrations for the year of nearly 1.2MM (+63% vs. 2002). As a result, contract customers at the end of the year represented 40.3% of the total, 5.2 p.p. more than in 2002.

As for customer loyalty initiatives, the volume of handset upgrades in 4Q03 was slightly over 1 million, 11% more than in 4Q02, taking the total number for the year to 4MM (+71% vs. 2002). Customer loyalty performance in 2003 was underpinned by the acceleration in handset upgrades made by contract customers, who have increased their upgrades through the MoviStar Plus loyalty points program by 85% vs. 2002. Prepaid customers’ handset upgrades through the Estrena program have increased by nearly 60%.

Alongside this commercial performance was the consolidation of strong growth in usage seen throughout the year. In 4Q03, traffic carried on TME’s networks exceeded 9.8MM minutes (+17% vs. 4Q02), taking total annual traffic to 37.7MM minutes, 18.2% more than in 2002.

As for customer usage ratios, 2003 saw the beginning of a clearly upward trend in MOU

October-December	11
2003

Business performance by geographic region

after remaining stable in 2002. In 4Q03, MOU continued to grow strongly, reaching 118 minutes, a year-over-year increase of 10% from 4Q02. MOU for the whole year was 116 minutes, 10% higher than in 2002. The positive performance of outgoing MOU must be highlighted, it registered double-digit growth in all four quarters and totalled 77 minutes for the full year (+13% vs. 2002). By segments, prepaid MOU stabilised in 2003, despite the sharp increase in the rhythm of migrations, whilst contract MOU increased by 3% vs. 2002.

As for short messages, we must highlight the high level of usage registered in December when, coinciding with the Christmas season, 52% of TEM’s customers sent at least one short message, enabling the penetration rate to improve by 4 p.p. from previous months. For the year, TME´s customers network carried a total of 9,302 MM SMS (vs. 8,375 MM SMS in 2002).

We would also highlight the significant increase seen in other kinds of data services in the last months of the year, which among others led to an increase of 5 p.p. in the percentage of non-SMS revenues on total data revenues to 8.8% for 2003.

Meanwhile, from February 13th, 2004, TME offers its corporate clients the first high speed (up to 384 Kbit/s) third generation data transmission service to be provided by a wireless operator in Spain, ‘Oficin@MoviStar UMTS’. The ‘Oficin@ MoviStar UMTS’ pack contains a PCMCIA UMTS/GPRS card, including a USIM MoviStar card.

As a result of these efforts, total data revenues in 4Q03 increased by 17% from 4Q02 to nearly €220MM. The total for full year 2003 amounted €844MM (+15% vs. 2002). Data ARPU in 4Q03 reached €3.8, with growth accelerating throughout the second half of the year. Total data ARPU for 2003 was €3.7 (+8.8% vs. 2002).

Overall, ARPU for TME reversed its annual trend in 2003, registering year-over-year growth for the first time in the Company’s history. Total ARPU for 2003 was €29.7 (3.7% more than in 2002). ARPU in 4Q03 was €30.1, 7% more than in 4Q02. The decline with respect to 3Q03 was due to seasonal factors of the business and to the decline in termination fees.

Accordingly, and even despite the impact of the increased commercial activity in 4Q03, TME has delivered a solid set of earnings:

•      Operating revenues in 4Q03 stood at €2,028MM (+16% vs. 4Q02), taking the total for the year to nearly €7,500MM, 10.7% more than in 2002.

•      Service revenues advanced 9.9%, while handset sales rose 17%, fuelled by the increased commercial activity.

•      As regards the key cost items, the weight of subscriber acquisition and retention costs over operating revenues stood at 7.8% in 4Q03, and 7.1% for 2003 (a decline of 0.8 p.p. from 2002).

•      EBITDA in 4Q03 stood at €974MM, (+10% vs. 4Q02). EBITDA for the year was €3,941MM, a year-over-year increase of 12.9%. This led to an EBITDA margin for 2003 of 52.6%, 1 p.p. higher than in 2002, confirming TME’s position as one of the sector’s most efficient wireless operators.

•      The quarterly reduction in the EBITDA margin in 4Q03 from 3Q03 is a logical result of the underlying impact of the greater commercial efforts made in the last quarter of the year for the Christmas campaign.

•      Capex in 2003 totalled €521MM, in line with the figure for 2002 and equivalent to 7.0% of operating revenues. It must be mentioned that despite the strong advance in traffic, the Company follows an active management program in order to guarantee adequate quality levels.

Telefónica Móviles España

Operating Revenues (% over total)

	January-December		September-December
	2003	2002	2003	2002
Customer revenues	64%	62%	61%	62%
Interconnection	20%	23%	19%	21%
Handset sales	11%	10%	16%	13%
Roaming-in	4%	4%	3%	3%
Other	1%	1%	1%	1%

October-December	12
2003

Business performance by geographic region

Morocco

•      Strong advance in customer base and increase in market share.

•      Improved profitability with growth in absolute EBITDA (+173%) and in margins vs. 2002.

•      First year with positive operating cash-flow.

Médi Telecom ended 2003 with 2.060MM customers, 28.7% more than in 2002. This marks an acceleration in growth from previous quarters (+23.4% in 3Q03) and leads to an estimated market share of 43% (up from 41% in 2002).

We would highlight the improvement in the financial results, fuelled by the growth in the customer base and by cost control, setting EBITDA margin in 4Q03 at 38.2% and at 35% in full year 2003. In absolute terms, EBITDA amounted €94MM in 2003, from €34.5MM in 2002 (+173%)

The year 2003 was also the first of positive operating cash flow for Médi Telecom, with EBITDA–capex standing at €33MM, thanks to both higher operating results and capex rationalization.

October-December	13
2003

Business performance by geographic region

Latin America
Latin America
							In thousands
							December		% Change
							2003	2002
Subscriber Data
Total subscribers [1]							27,846	19,345	43.9%
Prepaid							21,781	14,478	50.4%
Contract							6,064	4,868	24.6%
Equity Subscribers							12,534	9,700	29.2%
Audited figures		In million Euros
		January-December			% Change		October-December		% Change
		2003	2002				2003	2002
Financial Data [2,3]
Operating revenues		2,568.9	2,291.5		12.1%		739.3	552.6	33.8%
EBITDA		579.1	592.9		-2.3%		117.7	58.5	101.2%
EBITDA Margin		22.5%	25.9%		-3.4	p.p	15.9%	10.6%	5.3	p.p

[1]        Includes total customers from all operators in which Telefónica Móviles holds an economic participation. 2003 includes subscribers of Brasicel, the Joint Venture with Portugal Telecom in Brazil, including TCO from May 2003. Excludes Chile and Puerto Rico.

[2]        Due to the consolidation of Telefónica Móviles México financial statements after the integration of the northern Mexican operators and Grupo Pegaso Telecomunicaciones, 2003 and 2002 revenues are after intragroup adjustments between these operators.

[3]        2003 figures reflect consolidation by proportional method for Brasilcel-the Joint Venture with Portugal Telecom- including TCO from May 2003. 2002 figures reflect full consolidation of TeleSudeste Celular, CRT Celular and TeLeste Celular.

Brazil

•      Market growth led by VIVO, with a successful Christmas campaign.

•      Advance in usage in 4Q03, driven by increased usage of data services.

•      Quarterly EBITDA performance impacted by strong net adds in 4Q03.

Brazil
							In thousands
							December		% Change
							2003	2002
Subscriber Data
Total subscribers [1]							20,656	13,742	50.3%
Prepaid							15,817	10,066	57.1%
Contract							4,839	3,676	31.6%
Equity Subscribers [2]							5,714	4,373	30.7%
Audited figures	In million Euros
	January-December		% Change		% change in local currency [4]		October-December		% Change
	2003	2002					2003	2002
Financial Data [3]
Operating revenues	1,377.8	1,160.3	18.8%		26.8%		404.5	216.1	87.2%
EBITDA	506.8	425.8	19.0%		27.0%		133.6	59.6	124.2%
EBITDA Margin	36.8%	36.7%	0.1	p.p	0.1	p.p	33.0%	27.6%	5.4	p.p

[1] Includes subscribers of Brasilcel—the Joint Venture with Portugal Telecom- including TCO from May 2003.
[2] Total subscribers weighted by the economic interest held by Telefónica Móviles and Portugal Telecom in Brasilcel.

[3]        2003 figures reflect consolidation by proportional method for Brasilcel-the Joint Venture with Portugal Telecom- including TCO from May 2003. 2002 figures reflect full consolidation of TeleSudeste Celular, CRT Celular and TeLeste Celular.

[4] Change in local currency, excluding the impact of the acquisition of TCO in 2003.

October-December	14
2003

Business performance by geographic region

In Brazil, Vivo surpassed 20.6MM customers in 2003, with net adds of approximately 2.2MM in 4Q03.

The strong increase in net adds in the last quarter of the year reflects the strong growth in the Brazilian market in general, and in the regions where Vivo operates in particular. It also shows the impact of the successful Christmas campaign carried out by the Group operators, which started in November, and emphasized aspects of Innovation, Community, Group and Family among Vivo customers.

In this context, Vivo has led growth in the market, with an average share of net adds of 50% in 4Q03, in spite of the increasing competitive environment and the launching of operations by a new competitor in some of Vivo’s regions (Sao Paulo, through the acquisition of BCP by Claro, and Bahía-Sergipe and Paraná-Santa Catarina). Thus, in 2003 Vivo has consolidated its position as the Brazilian market leader, with an average estimated market share of over 56% in its areas of operations and 45% for Brazil as a whole.

Strong commercial activity in TCP’s and TCO’s areas of operations must be highlighted, with VIVO achieving over 1,6MM net adds in these regions in 4Q03.

Despite the sharp increase in the customer base (+11.8% vs. 3Q03), total MOU in 4Q03 was 103 minutes. This figure was slightly higher than in 3Q03 (101 minutes). Total MOU in 2003 was 101 minutes.

Total ARPU in 4Q03 was 39 reais, vs. 40 reais in 3Q03. In 2003 total ARPU was 39.5 reais.

The 2003 figures are not comparable with 2002, due to the change in prepaid revenues accounting methodology at TCP and the incorporation of TCO to the consolidation perimeter.

As for data, the increasing trend in the usage of these services seen since the beginning of the year, has continued in 4Q03, with data revenues standing at 3.3% of service revenues (vs. 2.9% in 3Q03 and 2.2% in 2Q03). The higher use of these services is driven by the increased use of handsets with SMS and WAP capabilities.

Vivo maintained its position of leadership in the development and innovation of data services in Brazil throughout 2003, taking advantage of the competitive advantages granted by its CDMA 1XRTT network over other operators’ offer. In 4Q03 CDMA 1xRTT coverage increased substantially, reaching 101 cities.

As regards the Brazilian companies’ contribution to Telefónica Móviles Group consolidated results, it should be remembered that year-over-year comparison between results is distorted because last year’s figures include Brasilcel under proportional consolidation –including TCO’s results from 1 May, 2003– while in 2002 the consolidated results included those of the three companies controlled by Telefónica Móviles in Brazil at that time.

In 4Q03 operating revenues showed growth in local currency of 9.4% vs. 3Q03, fuelled by strong net adds in the last quarter of the year. Regarding service revenues (+2.1% vs. 3Q03), we would note that over 60% of net adds were recorded in December, and therefore, these customers’ usage revenues will be reflected in the next quarters.

EBITDA evolution (-10.1% vs. 3Q03 in reais) was heavily affected by commercial activity in 4Q03, with net adds 130% higher than in 3Q03. EBITDA margin, after management fees, stood at 33% in 4Q03 and 36.8% in 2003.

Total capex in 2003 amounted €153.2MM.

October-December	15
2003

Business performance by geographic region

Mexico

•      Strong acceleration in commercial activity and increasing share of net adds.

•      Network roll-out and distribution network targets have been achieved and surpassed.

•      Sum of operating losses and capex has beaten Company’s expectations, despite the increased commercial activity and the faster rollout of the network.

•      Sound position to capture a significant part of the potential growth in the Mexican market.

T. Móviles México
							In thousands
					December		% Change
					2003	2002
Subscriber Data
Total subscribers					3,454	2,419	42.8%
Prepaid					3,214	2,111	52.3%
Contract					240	308	-22.1%
Equity Subscribers					3,178	2,225	42.8%
Audited figures							In million Euros
	January-December		% Change	% change in local currency	October-December		% Change
	2003	2002			2003	2002
Financial Data [1]
Operating revenues [2]	540.0	465.0	16.1%	50.4%	159.3	170.7	-6.7%
EBITDA	-108.7	-14.7	n.s.	n.s.	-58.2	-49.6	17.5%
EBITDA Margin	-20.1%	-3.2%	-16.9p.p	-16.9p.p	-36.6%	-29.0%	-7.6p.p

[1]   The annual change in the period January-December is affected by the consolidation of Grupo Pegaso Telecomunicaciones in TM Mexico from september 2002.

[2] Due to the consolidation of Telefónica Móviles México financial statements after the integration of the northern Mexican operators and Grupo Pegaso Telecomunicaciones, 2003 and 2002 revenues are after intragroup adjustments.

In Mexico, the efforts made in 4Q03 have allowed Telefónica Móviles México to widely surpass the network and commercial targets initially set by the Company. Thus, in addition to improvements in logistics, in the last quarter there has been a significant increase in the coverage of the GSM network, from 17 cities in September to 96 in December 2003, compared to the initial target of 46 cities. Additionally, there have been further advances in the distribution channel, practically tripling the number of points of sale throughout the country since the beginning of the year to over 6,200, an increase of 70% compared to 3Q03.

Telefónica Móviles México (TMM) has clearly strengthened its competitive position, which has allowed it to substantially increase commercial activity in the second half of the year. The Christmas campaign was particularly successful –with over half a million new customers in the month of December. In 4Q03 net adds stood at 725 thousand customers, with a sharp rise compared to the previous quarter (191 thousand), and an estimated share of net adds of 33% in the quarter. In all, the customer base increased by over one million customers in 2003, leading to an customer base of 3.5MM at December 2003 (+43% vs. 2002). Thus, in 2003 Telefónica Móviles México has increased its market share by 2.1 p.p. to 11%.

It is worth noting that 26% of the customer base are already GSM customers.

In 4Q03, total MOU[4] was 66 minutes, a decline of 4.7% vs. 3Q03 due to the strong growth in the customer base. Total MOU in 2003 was 74 minutes.

ARPU[4] in 4Q03 was 185 Mexican pesos, a fall of 4.8% vs. 3Q03 (194 pesos), due to the strong advance in the customer base. In 2003 ARPU was 202 Mexican pesos.

4    As a result of the homogenisation to TEM Group’s methodology of MOU and ARPU calculation, past quarters’ TMM ARPUs have been recalculated in 4Q03.

					1Q03	2Q03	3Q03
Recalculated MOU data					87	75	69
Old MOU data					87	80	70
Recalculated ARPU data (pesos)					220	212	194
Old ARPU data (pesos)					211	205	184

October-December	16
2003

Business performance by geographic region

As for Telefónica Móviles México’s financial results, it must be remembered that the year-over-year comparison of
2003 with 2002 is distorted by the incorporation of Grupo Pegaso Telecomunicaciones from September 2002.

Analysing the evolution of results in the last quarter of the year in local currency, operating revenues increased 44%
in 4Q03 vs. 3Q03, boosted by the strong growth in service revenues (+7.6%) –underpinned by the increase in prepaid recharges at the end of the year– and the rise in handset sales during the Christmas campaign. On the other hand, as a result of the strong increase in commercial activity, the advance in the number of points of sale and the roll out of the GSM network, TMM has recorded larger operating losses this quarter. In 2003, EBITDA stood at
-€109MM, slightly higher than the original forecast, due to the larger than expected increase in the customer base.

Total capex in 2003 totalled €483MM, with a positive impact from exchange rates. Therefore, in 2003 the sum of operating losses and capex stood at €592MM, better than the Company’s expectations (€700MM) despite the increase in commercial activity and the rollout of the network and distribution channel.

Argentina

•     Solid results from the Christmas campaign, with 13% year-over-year growth in the customer base.
•     Strong increase in usage.
•     Sharp increase in revenues and EBITDA in euros, despite the negative impact from average exchange rates

Telefónica Comunicaciones Personales (Unifón)
							In thousands

					December		% Change
					2003	2002
Subscriber Data
Total subscribers					1,824	1,617	12.8%
Prepaid					1,243	1,126	10.4%
Contract					581	491	18.3%
Equity Subscribers					1,786	1,583	12.8%
Audited figures							In million Euros

	January-December		% Change	% change in local currency	October-December		% Change
	2003	2002			2003	2002
Financial Data
Operating revenues	240.1	194.8	23.2%	37.4%	70.4	45.2	55.7%
EBITDA	64.4	48.3	33.3%	48.6%	13.8	12.1	14.3%
EBITDA Margin	26.8%	24.8%	2.0 p.p	2.0 p.p	19.6%	26.7%	-7.1 p.p

In an environment of stability and economic growth, the Argentine mobile market has ended 2003 surpassing the original targets and consolidating a new growth phase.

Unifón’s customer base increased by 12.8% in 2003 and 8.0% in 4Q03 vs. 3Q03, and now stands at 1.824MM, maintaining its position as Argentina’s second largest operator. Thus, in 4Q03 net adds totalled 134 thousand new

October-December	17
2003

Business performance by geographic region

customers (81 thousand in 3Q03), boosted by the successful commercial activities, particularly the Christmas and Mother’s Day (October) campaigns.

Total traffic in minutes increased by 13% in 2003, boosted by the larger customer base and growth in MOU. We would highlight the strong increase in usage in 4Q03 vs. 3Q03 (+10%). In year-over-year terms, MOU increased 16% vs. 2002, whilst ARPU in pesos registered a year-over-year growth of 30%, fuelled by the increased MOU and higher prices vs. 2002.

Unifón recorded a year-over-year increase in operating revenues of 37% in pesos in 2003, boosted by higher service revenues. Quarter-over-quarter, growth was 15% vs. 3Q03.

Despite the increase in commercial activity vs. 2002, EBITDA in pesos rose 49%, with a margin of 26.8%, 2 p.p. higher than in 2002. The smaller margin in 4Q03 vs. 3Q03 was due to the increase in commercial costs.

We would highlight the good performance of revenues and EBITDA in euros (+23.2% and +33.3% vs. 2002, respectively), despite the peso’s strong depreciation in the past 12 months.

Peru

•      Leader in customer acquisition

•      Significant growth in on-net traffic

•      Improved operating revenues and profitability

T. Móviles Perú

							In thousands

							December		% Change
							2003	2002
Subscriber Data
Total subscribers							1,507	1,239	21.6%
Prepaid							1,207	965	25.1%
Contract							299	274	9.3%
Equity Subscribers							1,476	1,214	21.6%

Audited figures	In million Euros

	January-December		% Change		% change in local currency		October-December		% Change
	2003	2002					2003	2002
Financial Data
Operating revenues	247.4	282.5	-12.4%		3.4%		64.7	74.5	-13.2%
EBITDA	87.4	95.0	-7.9%		8.7%		21.3	25.7	-17.2%
EBITDA Margin	35.3%	33.6%	1.7	p.p	1.7	p.p	32.9%	34.5%	-1.6	p.p

In December 2003 Telefónica Móviles Perú’s customer base was 1.507MM, an advance of 21.6% vs. 2002. The acceleration in growth during the last quarter (11.3% in 9M03 vs. 9M02) was due to the successful Christmas campaign, which allowed Telefónica Móviles Perú to lead the growth in the market, with net adds of over 139 thousand customers, bringing its estimated share of net adds to 52% for 4Q03 and 45% for the full year.

Operating revenues rose 3.4% in 2003 in local currency, on the back of the larger customer base.

October-December	18
2003

Business performance by geographic region

Moreover, EBITDA growth in local currency has picked up in the past few months to 8.7% for full year 2003 (vs. 6.5% in 9M03).

Despite the increase in commercial activity in 2003, EBITDA margin advanced 1.7 p.p. to 35.3%, reflecting the company’s rationalisation and cost control policies.

We would also highlight the launch of the CDMA 2000 1xRTT network on November 27, with the first phase concluded in December 2003.

October-December	19
2003

Business performance by geographic region

Chile
• Leadership in customer acquisition and advance in customer base boosted by GSM. • Improved financial results in local currency terms

Telefónica Móvil –the subsidiary of Telefónica CTC Chile managed by Telefónica Móviles– ended 4Q03 with 2.270MM customers, 22.7% higher than in 4Q02. The company is market leader in terms of customer acquisition, with total net adds of 239 thousand in 4Q03, vs. 181 thousand in 9M03, boosted by the good acceptance of the GSM commercial offer. These services were launched last April and the operator already has 422 thousand customers using this technology, almost 19% of its total customer base.

The increase in the customer base has prompted an improvement in financial results, with increases in both revenues and EBITDA. The adjusted EBITDA margin in 2003 stood at 32.0%, 0.7 p.p. higher than in 2002.

Guatemala and El Salvador
• Strong growth in commercial activity

TEM Guatemala and TEM El Salvador
in thousands
	December		% Change
	2003	2002
Subscriber Data
Total subscribers	405	328	23.5%
Prepaid	300	209	43.5%
Contract	105	119	-11.8%
Equity Subscribers	380	305	24.6%
Audited figures					in million Euros
	January - December		% Change		October - December		% Change
	2003	2002			2003	2002
Financial Data
Operating revenues	163.5	188.9	-13.4%		40.4	46.1	-12.4%
EBITDA	29.1	38.5	-24.4%		7.2	10.7	-32.5%
EBITDA Margin	17.8%	20.4%	-2.6	p.p	17.8%	23.1%	-5.3	p.p

The total customer base managed by Telefónica Móviles’ operators in Guatemala and El Salvador at the end of December 2003 stood at 405 thousand customers (157 thousand in Guatemala and 248 thousand in El Salvador), with a year-over-year increase of 23.5%, reversing the declining trend seen at the beginning of the year. As a result of the advance in commercial activity, net adds in 4Q03 stood at 33 thousand new customers, vs. 12 thousand in 3Q03.

EBITDA margin in 2003 was 2.6 p.p. lower than in 2002 due to the increase in the customer base.

October-December	20

2003

Business performance by geographic region

Puerto Rico

•      Focus on high value customers. Improved customer mix.

Movistar Puerto Rico, the wireless operator managed by Telefónica Móviles, ended December with 174.6 thousand customers. The company’s focus on higher value clients (66% contract clients in 4Q03 vs. 54% in 4Q02 has led to improved financial results.

October-December	21

2003

Appendix

Consolidated Income Statement
Audited figures					In million Euros

	January-December		% Change	October-December		% Change
	2003	2002		2003	2002
Operating revenues	10,070.3	9,139.8	10.2	2,766.5	2,310.8	19.7
Operating expenses	(5,660.5)	(5,364.8)	5.5	(1,707.0)	(1,327.5)	28.6
Supplies	(2,592.5)	(2,406.0)	7.8	(849.3)	(613.9)	38.3
Personnel expenses	(486.0)	(546.4)	(11.1)	(124.7)	(122.4)	1.9
Subcontract and taxes	(2,582.0)	(2,412.4)	7.0	(733.1)	(591.2)	24.0

Other net operating income (expense)	53.1	(39.2)	c.s.	34.7	(86.3)	c.s.

EBITDA	4,462.9	3,735.8	19.5	1,094.2	897.0	22.0

Depreciation and amortization	(1,420.6)	(1,316.4)	7.9	(348.4)	(327.6)	6.3

Operating profit	3,042.3	2,419.4	25.7	745.8	569.4	31.0

Profit from associated companies	(80.7)	(159.5)	(49.4)	(23.8)	(41.3)	(42.4)
Financial income (expense), net	(378.1)	(316.2)	19.6	(119.2)	(115.0)	3.7
Amortization of goodwill	(101.7)	(87.1)	16.8	(27.4)	(25.9)	5.8
Extraordinary income (expense), net	(4.5)	(12,075.9)	n.s.	(10.4)	(7,187.5)	n.s.

Income before taxes	2,477.3	(10,219.3)	c.s.	565.0	(6,800.3)	c.s.

Income taxes	(890.5)	2,130.8	c.s.	(223.8)	2,738.2	c.s.

Net income before minority interests	1,586.8	(8,088.5)	c.s.	341.2	(4,062.1)	c.s.

Minority interests	21.1	4,364.0	n.s.	9.1	4,260.8	n.s.

Net income	1,607.9	(3,724.5)	c.s.	350.3	198.7	76.3

Recurring Net income [1]	1,607.9	1,405.8	14.4	350.3	426.9	(17.9)

Outstanding shares (million)	4,330.6	4,330.6	—	4,330.6	4,330.6	—
Net income per share	0.37	€-0.86 €	c.s.	0.08	€0.05	€76.3
Recurring Net Income per share [2]	0.37	€0.32	€14.4	0.08	€0.10	€(17.9)

[1]        Excludes the impact of net extraordinary provisions associated with the write-downs of assets and the provision for associated restructuring costs accounted in 2002.

2        In 2002, net income before extraordinary provisions, net of taxes, due to write-downs of assets and the provision for associated restructuring costs, per share.

October-December	22
2003

Appendix

Consolidated Balance Sheet
Audited figures			In million Euros

			December 2003
Long term assets			9,904.3
Start up expenses			360.5
Intangible net assets			2,692.7
Fixed net assets			4,384.4
Investments			2,466.7
Goodwill			1,146.5
Deferred expenses			21.1
Current assets			4,591.8
Inventories			154.5
Accounts receivable			2,163.2
Short term investments [1]			1,974.9
Cash and banks			61.9
Other			237.3
Assets = Liabilities & Shareholders’ equity			15,663.7
Shareholders’ equity			4,040.4
Minority interests			74.7
Deferred income			41.1
Provisions for risks and expenses			1,149.6
Long term accrued taxes payable			35.8
Long term debt			5,348.4
Short term debt including current maturities			1,775.1
Other creditors			3,198.4

[1] Only includes short term investments which bear interest.
Financial Debt
Audited figures		In million Euros

	December 2002	December 2002	December 2003
Consolidated net financial debt	6,970.2	5,690.4	5,086.7
Proportionate net financial debt (1)	7,707.9	6,453.6	5,799.4

[1] From December 2002, it includes the 50% of Brasilcel’s—the Joint Venture with Portugal Telecom in Brazil—debt weighted by the economic stake in each company.

Consolidated Debt structure

October-December	23
2003

Appendix

Breakdown of subscribers, revenues and EBITDA

Audited figures	In million Euros
	January-December 2003			January-December 2002
	Subscribers (000’)	Revenues	EBITDA	Subscribers (000’)	Revenues	EBITDA
TEM Spain	19,661	7,495.5	3,940.8	18,412	6,770.0	3,490.3
Brazil [1]	20,656	1,377.8	506.8	13,742	1,160.3	425.8
Mexico [2]	3,454	540.0	(108.7)	2,419	465.0	(14.7)
Argentina	1,824	240.1	64.4	1,617	194.8	48.3
Peru	1,507	247.4	87.4	1,239	282.5	95.0
Guatemala & El Salvador	405	163.5	29.1	328	188.9	38.5

[1]	2003 figures reflect the consolidation by proportional method for Brasilcel-the Joint Venture with Portugal Telecom- including TCO from May 2003. 2002 figures reflect full consolidation of TeleSudeste Celular, CRT Celular and TeLeste Celular.

[2]	From September 2002 figures include financial data for Grupo Pegaso Telecomunicaciones.

Capex by geographic regions

Audited figures	In million Euros
	January-December		% Change	October-December		% Change
	2003	2002		2003	2002
Spain	521.2	519.4	0.3%	161.4	145.6	10.9%
Latinamerica
Brazil [1]	153.2	141.9	7.9%	91.9	74.5	23.3%
Mexico [2]	482.6	95.8	n.s.	284.3	54.6	n.s.
Rest of Latam	54.2	72.0	-24.8%	28.3	33.7	-16.0%
Rest of World [3]	2.6	89.9	-97.1%	1.2	5.3	n.s.
TOTAL	1,213.7	919.0	32.1%	567.1	313.8	80.7%

[1]	2003 figures include capex for Brasilcel-the Joint Venture with Portugal Telecom- including TCO’s data from May 2003. 2002 figures include data for TeleSudeste Celular, CRT Celular and TeLeste Celular.

[2]	From september 2002 figures include capex for Grupo Pegaso Telecomunicaciones.

[3]	After the halting of UMTS operations in Europe, financial data of 2003 and 2002 are included in this item.

October-December	24
2003

Appendix

Telefónica Móviles Group Change in Debt
		In million Euros
	Cash Flow	December 2003
I	Cash flows from operations	4,084.19

II	Other payment related to operating activities	1.30
III	Net interest payment	-352.78
IV	Payment for income tax	-51.23

A=I+II+III+IV	Net cash provided by operating activities	3,681.48

V	Net payment for investment in fixed and intangible assets	-810.26
VI	Net payment for financial investment	-332.11

B=V+VI	Net cash used in investing activities	-1,142.37

C	Dividends Paid	-767.76

D=A+B+C	Cash Flow after dividends	1,771.35

E	Capital Increase	8.00

F	Effects on net debt of exchange rate changes, hedges and others	-25.53

G	Effects on net debt of changes in consolidation	-78.62

H	Net debt at the beginning of the period (December 02)	6,970.17

I =H-D-E+F+G	Net debt at the end of the period (December 03)	5,086.67

VI	Includes payments related to the acquisition of TCO, to the capital increase of Medi Telecom and contributions to IPSE and Newcomm Puerto Rico
C	Telefónica Móviles, S.A. dividend paid in June 2003.
F	Includes mainly the Brazilian Real appreciation and Mexican peso depreciation vs. December 2002.
G	Net debt assumption from TCO and the disposals of Mobile Solutions and Austria
Telefónica Móviles Group Cash Flow
		In million Euros
EBITDA		4,462.88
(+/-) Income from sale/write down of assets		-9.50
-CAPEX accrued during the period		-1,213.66
-Write down of assets		33.78
-Net financial payments		-352.78
-Extraordinary payment/collection		1.30
-Income tax payment		-51.23
-Net payment for financial investment		-332.11
-Payments of dividends		-767.76
(+/-) Investment in working capital		103.78
(+/-) Others		-103.36
Cash flow after dividends		1,771.35

October-December	25
2003

Appendix

Glossary
ARPU (Average Revenue per User): Average monthly revenue per customer. This includes revenues from fees, monthly subscriber fees, traffic –without discounting traffic promotions–, outgoing roaming and interconnection fees. It excludes handset sales and revenues from incoming roaming. Loyalty programs are not considered as lower revenues in the ARPU calculation
The ARPU figures appearing in this report refer to average ARPU for the quarter.
The average quarterly customer base is calculated as the average of the average customers bases of the three months in the quarter.
For the Brazilian operators, ARPU is calculated as service revenues (operating revenues—handset sales) divided by average customer base.
MOU (Minutes of Usage): Average airtime minutes per customer per month. Airtime minutes include outgoing traffic
(mobile to fixed, on-net mobile and mobile to other mobile operators) and incoming traffic (fixed to mobile and other mobile operators to mobile).
Churn: Disconnection rate. This is calculated as the number of disconnections during the period among the average customer base for the period.
Commercial actions: Includes additions, migrations and handset changes.
Active MMS user: Any user who has sent or received an MMS in the last month, other than those who only receive promotional MMS messages.
Active I-mode user: Any user who has accessed i-mode content in the last month during an internet browsing session.
Consolidated net financial debt: Includes the financial debt of all the companies consolidated by the full consolidation method.
Net financial debt is defined as: Long-term debt + Short-term financial debt, including current maturities—Short-term investments—Cash and banks.
Proportionate net financial debt: Includes the net financial debt of the companies in which Telefónica Móviles Group has an economic stake and a significant influence in the management, weighted in each case by the economic ownership.

For more information:

Investor Relations

Paseo de Recoletos 7-9 – 2ª Planta. 28004 – Madrid

Tel: 91 - 423 40 27. Fax: 91 - 423 44 20

E-mail: garcialegaz_m@telefonicamoviles.com

              sanroman_a@telefonicamoviles.com

www.telefonicamoviles.com/ir

This presentation to analysts contains statements that constitute forward looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

October-December	26
2003

Appendix

Analysts are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities

October-December	27
2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: February 20, 2004	By:	/s/ Antonio Viana Baptista

	Name:	Antonio Viana Baptista
	Title:	Chief Executive Officer